EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
AutoNation, Inc.:
We consent to the use of our reports dated February 27, 2007, with respect to the consolidated balance sheets of AutoNation, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.
Our report on the aforementioned consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.
/s/ KPMG LLP
May 24, 2007
Miami, Florida
Certified Public Accountants